

PACE DIAGNOSTICS, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

PACE DIAGNOSTICS, INC.

Balance Sheets

	Dec 31, 20	Dec 31, 19
ASSETS		
Current Assets		
Checking/Savings		
Total Checking/Savings	52,367.62	58,267.32
Other Current Assets		
11001 · Receivable - other	5.74	353.25
Total Other Current Assets	5.74	353.25
Total Current Assets	52,373.36	58,620.57
Fixed Assets		
Total Fixed Assets	105,861.86	129,298.22
Other Assets (Patents)		
Total Other Assets	350,494.66	348,577.64
TOTAL ASSETS	**508,729.88**	**536,496.43**
LIABILITIES & EQUITY		
Liabilities		
20000 · Accounts Payable	116,926.43	90,961.78
Total Accounts Payable	116,926.43	90,961.78
Other Current Liabilities		
20001 · Short Term Loan Payable	300,500.00	125,000.00
20002 · Payroll Protection Act Loan	50,100.00	0.00
20003 · EIDL SBA Loan		
20004 · Accrued Interest - EIDL	3,281.25	0.00
20003 · EIDL SBA Loan - Other	155,000.00	0.00
Total 20003 · EIDL SBA Loan	158,281.25	0.00
24000 · Payroll Liabilities		
24001 · Employee Benefit - 401k	284.95	616.42
24002 · Health Insurance Employee	325.00	0.00
Total 24000 · Payroll Liabilities	609.95	616.42
Total Other Current Liabilities	509,491.20	125,616.42
Total Current Liabilities	626,417.63	216,578.20
Total Liabilities	626,417.63	216,578.20
Equity		
30100 · Capital Stock	1,500,000.00	1,500,000.00
30101 · Paid in Capital	786.94	786.94
30102 · Contributed Equity	46,037.00	46,037.00
32000 · Retained Earnings	-1,669,640.55	-692,752.12
Net Income	-437,662.30	-976,888.43
Total Equity	-560,478.91	-122,816.61
TOTAL LIABILITIES & EQUITY	**574,668.60**	**630,258.02**

PACE DIAGNOSTICS, INC.

Statement of Operations (P&L)

Pace P & L	Jan - Dec 20	Jan - Dec 19
Ordinary Income/Expense		
Expense		
Outside Contractor		
50002 · Outside Contractor - Consulting	22,500.00	165,400.00
Total Outside Contractor	22,500.00	165,400.00
Research and Developemnt Exp.		
Research Supply		
Total Research Supply	81,573.76	180,938.78
50001.1 · Contract Development	21,412.03	193,574.67
50003 · Labor Exp. R&D		
Total 50003 · Labor Exp. R&D	178,159.78	265,282.99
Total Research and Development Exp.	281,145.57	639,796.44
SG&A		
Total SG&A	110,467.78	149,352.70
68603 · Depreciation Expense	23,549.00	23,542.70
69800 · Uncategorized Expenses	0.00	0.00
Total Expense	437,662.35	978,091.84
Net Ordinary Income	- 437,662.35	- 978,091.84
Other Income/Expense		
Other Income		
Total Other Income	0.05	1,203.41
Net Other Income	0.05	1,203.41
Net Income	- 437,662.30	- 976,888.43

PACE DIAGNOSTICS, INC.

Statement of Cash Flows

Cash Flows	Jan - Dec 20	Jan - Dec 19
OPERATING ACTIVITIES		
Net Income	-437,662.30	-976,888.43
Adjustments to reconcile Net Income		
to net cash provided by operations:		
11001 · Receivable - other	347.51	53,748.69
20000 · Accounts Payable	25,964.65	75,007.86
20001 · Short Term Loan Payable	175,500.00	125,000.00
20002 · Payroll Protection Act Loan	50,100.00	0.00
20003 · EIDL SBA Loan	155,000.00	0.00
20003 · EIDL SBA Loan:20004 · Accrued Interest - EIDL	3,281.25	0.00
24000 · Payroll Liabilities:24001 · Employee Benefit - 401k	-331.47	513.09
24000 · Payroll Liabilities:24002 · Health Insurance Employee	325.00	0.05
Net cash provided by Operating Activities	-27,475.36	-722,618.74
INVESTING ACTIVITIES		
15000 · Furniture and Equipment:150002 · Asset - Domain Names	-56.32	-335.75
17000 · Accumulated Depreciation	23,549.00	23,542.70
15001 · Patents	-1,917.02	-44,388.64
Net cash provided by Investing Activities	21,575.66	-21,181.69
Net cash increase for period	-5,899.70	-743,800.43
Cash at beginning of period	8,267.32	752,067.75
Cash at end of period	**2,367.62**	**8,267.32**

PACE DIAGNOSTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2019 and 2020

1. ORGANIZATION AND PURPOSE

Pace Diagnostics, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is a biotechnology company focused on the research, development, licensing, manufacturing and marketing of cutting-edge diagnostics.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.